UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SEMGROUP CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

81663A105

(CUSIP Number)

David Lieberman, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81663A105

1	NAMES OF REPORTING PERSONS BUFFALO INVESTOR I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,346,129
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,346,129
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,346,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 81663A105

1	NAMES OF REPORTING PERSONS BUFFALO INVESTOR I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,346,129
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,346,129
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,346,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 81663A105

1	NAMES OF REPORTING PERSONS BUFFALO HOLDING I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,346,129
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,346,129
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,346,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 81663A105

1	NAMES OF REPORTING PERSONS ALINDA INFRASTRUCTURE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,346,129
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,346,129
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,346,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 81663A105

1	NAMES OF REPORTING PERSONS ALINDA GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,346,129
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,346,129
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,346,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 81663A105

1	NAMES OF REPORTING PERSONS ALINDA GP OF GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,346,129
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,346,129
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,346,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 81663A105

1	NAMES OF REPORTING PERSONS BUFFALO INVESTOR II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,037,771
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,037,771
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,037,771
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 81663A105

1	NAMES OF REPORTING PERSONS BUFFALO INVESTOR II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,037,771
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,037,771
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,037,771
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 81663A105

1	NAMES OF REPORTING PERSONS BUFFALO HOLDING II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,037,771
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,037,771
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,037,771
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 81663A105

1	NAMES OF REPORTING PERSONS ALINDA PARALLEL FUND GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,037,771
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,037,771
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,037,771
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 81663A105

1	NAMES OF REPORTING PERSONS ALINDA PARALLEL FUND GP II, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,037,771
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,037,771
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,037,771
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 81663A105

1	NAMES OF REPORTING PERSONS CHRISTOPHER W. BEALE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,383,900
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,383,900
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,383,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”) of SemGroup Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216.

Item 2.	Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)	Buffalo Investor I, L.P.

(ii)	Buffalo Investor I GP LLC

(iii)	Buffalo Holding I LLC

(iv)	Alinda Infrastructure Fund II, L.P.

(v)	Alinda GP II, L.P.

(vi)	Alinda GP of GP II LLC

(vii)	Buffalo Investor II, L.P.

(viii)	Buffalo Investor II GP, LLC

(ix)	Buffalo Holding II LLC

(x)	Alinda Parallel Fund GP II, L.P.

(xi)	Alinda Parallel Fund GP II, Ltd.

(xii)	Christopher W. Beale

Buffalo Investor I GP LLC is the general partner of Buffalo Investor I, L.P. Buffalo Holding I LLC is the managing member of Buffalo Investor I GP LLC. Alinda Infrastructure Fund II, L.P. is the managing member of Buffalo Holding I LLC. Alinda GP II, L.P. is the general partner of Alinda Infrastructure Fund II, L.P. Alinda GP of GP II LLC is the general partner of Alinda GP II, L.P. Mr. Christopher W. Beale is the managing member of Alinda GP of GP II LLC.

Buffalo Investor II GP LLC is the general partner of Buffalo Investor II, L.P. Buffalo Holding II LLC is the managing member of Buffalo Investor II GP LLC. Alinda Parallel Fund GP II, L.P. is the managing member of Buffalo Holding II LLC. Alinda Parallel Fund GP II, Ltd. is the general partner of Alinda Parallel Fund GP II, L.P. Mr. Christopher W. Beale is the Director of Alinda Parallel Fund GP II, Ltd.

The principal business address for each of the Reporting Persons is c/o Alinda Capital Partners, 100 West Putnam Avenue, Greenwich, Connecticut 06830.

(c)    Each of Buffalo Investor I, L.P., Alinda Infrastructure Fund II, L.P. and Buffalo Investor II, L.P. are engaged in the business of investing in securities.

Each of Buffalo Investor I GP LLC, Buffalo Holding I LLC, Alinda GP II, L.P., Alinda GP of GP II LLC, Buffalo Investor II GP, LLC, Buffalo Holding II LLC, Alinda Parallel Fund GP II, L.P. and Alinda Parallel Fund GP II, Ltd. is principally engaged in the business of being a general partner or sole or managing member, as described above and managing investments through other partnerships and limited liability companies.

Christopher W. Beale is the Managing Partner at Alinda Capital Partners LLC and serves as the managing member, director (or similar position) at other affiliated Alinda entities.

Certain information concerning the identity and background of each of the directors of Alinda Parallel Fund GP II, Ltd. is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2.

(d)    During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Each of Buffalo Investor I, L.P., Buffalo Investor I GP LLC, Buffalo Holding I LLC, Alinda Infrastructure Fund II, L.P., Alinda GP II, L.P., Alinda GP of GP II LLC, Buffalo Investor II, L.P., Buffalo Holding II LLC and Buffalo Investor II GP, LLC is organized under the laws of the State of Delaware. Mr. Beale is a U.S. citizen. Each of Alinda Parallel Fund GP II, L.P. and Alinda Parallel Fund GP II, LTD. are organized under the laws of the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration

On July 17, 2017 (the “Closing Date”), pursuant to a certain Purchase and Sale Agreement (the “Purchase Agreement”) entered into by and among the Issuer, Beachhead I LLC, Beachhead II LLC (together with Beachhead I LLC, the “Buyers”), which are each indirect wholly-owned subsidiaries of the Issuer, Buffalo Investor I, L.P., Buffalo Investor II, L.P. (together with Buffalo Investor I, L.P., the “Sellers”), the Issuer acquired from the Sellers 100% of the equity interests in Buffalo Parent Gulf Coast Terminals LLC, a Delaware limited liability company, the parent company of Buffalo Gulf Coast Terminals LLC, a Delaware limited liability company and Houston Fuel Oil Terminal Company LLC, a Delaware limited liability company, in exchange for an aggregate of 12,383,900 shares of Class A Common Stock and $877 million in cash.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the Class A Common Stock reported herein for investment purposes. Depending upon market conditions and other factors that they may deem material, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer or other financial instruments related to the Issuer or its securities (which may include rights or securities exercisable or convertible into securities of the Issuer) and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments from time to time, in each case, in open market or private transactions, block sales or otherwise.

The Reporting Persons have discussed with management the Issuer’s plans for enhancing shareholder value, including whether the Issuer has considered exploring strategic alternatives.

The Reporting Persons intend to further discuss with management, the Board of Directors of the Issuer, potential acquirers, financing sources, advisors and/or other shareholders and may in the future formulate plans or proposals regarding the Issuer or its securities, including any potential strategic alternative intended to maximize shareholder value, including but not limited to a take private transaction designed to minimize the potential dilutive effect of outstanding preferred equity securities of the Issuer.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 79,531,367 shares of Class A Common Stock outstanding as of March 29, 2019, as set forth in the Issuer’s proxy statement filed with the Securities and Exchange Commission on April 12, 2019.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Buffalo Investor I, L.P. directly holds 7,346,129 shares of Class A Common Stock, and Buffalo Investor II, L.P. directly holds 5,037,771 shares of Class A Common Stock. Mr. Beale is the managing member of Alinda GP of GP II LLC, which is the general partner of Alinda GP II, L.P., which is the general partner of Alinda Infrastructure Fund II, L.P., which is the managing member of Buffalo Holding I LLC, which is the managing member of Buffalo Investor I GP LLC, which is the general partner of Buffalo Investor I, L.P. Mr. Beale is Director of Alinda Parallel Fund GP II, Ltd., which is the general partner of Alinda Parallel Fund GP II, L.P., which is the managing member of Buffalo Investor II GP, LLC, which is the general partner of Buffalo Investor II, L.P.

To the best knowledge of the Reporting Persons, none of the other persons listed in Annex A beneficially owns any shares of Class A Common Stock.

(c)    None of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A, has effected any transactions in the Class A Common Stock during the past 60 days.

(d)    To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

Registration Rights Agreement

On the Closing Date, the Issuer and Sellers entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer filed a registration statement on Form S-3 to register the offer and resale on a continuous or delayed basis the shares of Class A Common Stock issued to the Sellers pursuant to the Purchase Agreement. The Sellers are also entitled to a certain number of demand registrations and customary “piggyback” registration rights.

The description of the Registration Rights Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated as of May 13, 2019, by and among the Reporting Persons (filed herewith).

2	Registration Rights Agreement, dated as of July 17, 2017 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 17, 2017 and incorporated herein in by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2019

BUFFALO INVESTOR II, L.P. By: BUFFALO INVESTOR II GP, LLC, its general partner

By:	/s/ Christopher W. Beale
Name:	Christopher W. Beale
Title:	President

BUFFALO INVESTOR II GP, LLC By: BUFFALO HOLDINGS II LLC, its managing member

By:	/s/ Christopher W. Beale
Name:	Christopher W. Beale
Title:	President

BUFFALO HOLDING II LLC

By:	/s/ Christopher W. Beale
Name:	Christopher W. Beale
Title:	President

ALINDA PARALLEL FUND GP II, L.P. By: ALINDA PARALLEL FUND GP II, LTD., its general partner

By:	/s/ Christopher W. Beale
Name:	Christopher W. Beale
Title:	Director

BUFFALO INVESTOR I, L.P. By: BUFFALO INVESTOR I GP, LLC, its general partner

By:	/s/ Christopher W. Beale
Name:	Christopher W. Beale
Title:	President

BUFFALO INVESTOR I GP, LLC
By: BUFFALO HOLDING I LLC, its managing member

By:	/s/ Christopher W. Beale
Name:	Christopher W. Beale
Title:	President

BUFFALO HOLDING I LLC
By: ALINDA INFRASTRUCTURE FUND II, L.P., its managing member

By:	/s/ Christopher W. Beale
Name:	Christopher W. Beale
Title:	President

ALINDA INFRASTRUCTURE FUND II, L.P. By: ALINDA GP II, L.P., its general partner

By:	/s/ Christopher W. Beale
Name:	Christopher W. Beale
Title:	President

ALINDA GP II, L.P. By: ALINDA GP OF GP II LLC, its general partner

By:	/s/ Christopher W. Beale
Name:	Christopher W. Beale
Title:	President

ALINDA GP OF GP II LLC

By:	/s/ Christopher W. Beale
Name:	Christopher W. Beale
Title:	President

ALINDA PARALLEL FUND GP II, LTD.

By:	/s/ Christopher W. Beale
Name:	Christopher W. Beale
Title:	President

/s/ Christopher W. Beale
Christopher W. Beale

Annex A

Directors of Alinda Parallel Fund GP II, Ltd.

The following sets forth the name and principal occupation of each of the directors of Alinda Parallel Fund GP II, Ltd. Each of such persons is a citizen of the United States other than R. Simon D. Riggall, who is a British citizen. The business address for each of the below is c/o Alinda Capital Partners, 100 West Putnam Ave, Greenwich, CT 06830 other than Philip W. Dyk, whose business address is c/o Everstrong Capital, 19 Old Kings Highway South, Suite 330, Darien, CT 06820.

Name	Principal Occupation
Christopher W. Beale	Managing Partner at Alinda Capital Partners LLC
Sanjay Khettry	Retired
John S. Laxmi	Partner at Alinda Capital Partners LLC
Philip W. Dyk	Managing Partner at Everstrong Capital
R. Simon D. Riggall	Retired